
02020483

1934 Act Registration No. 1-14700



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Monthly Sales Report – February 2002

Hsinchu, Taiwan, March 7, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for February 2002 totaled NT$11,468 million; revenues from January to February, 2002 were NT$23,513 million.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, stated that due to the Chinese Lunar Year holidays and in the fact that February is already a short month, unit sales in February, 2002 were less than those of January. Net sales for February 2002 therefore decreased by a slight 4.8% compared to January, 2002. Nevertheless, when compared to the fourth quarter of 2001, revenues of the first quarter of 2002 are still expected to follow an improving trend, said Mr. Chang. A five to ten percent growth rate for the first quarter of 2002 is expected.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002[1]	2001	Growth
February	11,468	11,614	-1.3%
January through February	23,513	27,771	-15.3%

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Taiwan Semiconductor Manufacturing Company Limited

March 07, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of Feburary 2002.

1) Sales volume (NT$: Thousand)

Time	*Items*	*2001*	*2000*	*Changes*	(%)
Feb.	*Invoice amount*	10,977,468	11,409,277	-431,809	-3.78%
Jan. ~ Feb.	*Invoice amount*	23,463,707	27,391,123	-3,927,416	-14.34%
Feb.	*Net sales*	11,468,227	11,614,224	-145,997	-1.26%
Jan. ~ Feb.	*Net sales*	23,512,940	27,771,069	-4,258,129	-15.33%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*Feburary*	*Bal. As of period end*
TSMC	36,265,106	-	-
TSMC's subsidiaries	0	1,320	351,120

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	*Feburary*	*Bal. As of period end*
TSMC	54,397,659	98,736	26,263,776
TSMC's subsidiaries	N/A		0
TSMC endorses for subsidiaries		98,736	26,263,776
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	1,340,275,000
		EUR:	10,000,000
	Assets:	US$	1,090,000,000
Financial instruments			FX forward contracts
Realized profit (loss)			NT$54,401,354

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments		Interest rate swap
Realized profit (loss)		-

b. Trading purpose: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.



Date: March 7, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer